Mail Stop 4561

December 22, 2008

Douglas R. Gulling
Chief Financial Officer
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, Iowa 50266

      Re: **West Bancorporation**
                Preliminary Proxy Statement on Schedule 14A
                Filed October 28, 2008
                File No. 0-49677

Dear Mr. Gulling:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments.

                Sincerely,

                William Friar
                Senior Financial Analyst